UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NEWELL BRANDS INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-9608	36-3514169
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6655 Peachtree Dunwoody Road, Atlanta Ga.		30328
(Address of principal executive offices)		(Zip code)

Bradford R. Turner (770) 418-7000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD of Newell Brands Inc. (together with its subsidiaries, “Newell Brands”, the “Company”, “us”, “our” or “we”) for the calendar year ended December 31, 2015 (the “2015 Reporting Period”) is provided in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”), the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014 (the “SEC Statement”). Please refer to the Rule, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

On April 15, 2016, Jarden Corporation (“Jarden”) became a direct wholly-owned subsidiary of Newell Brands Inc., as a result of a series of merger transactions (the “Jarden Acquisition”). The Jarden Acquisition was effected pursuant to an Agreement and Plan of Merger, dated as of December 13, 2015 between Newell Rubbermaid Inc. (“Newell Rubbermaid”), Jarden and two wholly-owned subsidiaries of Newell Rubbermaid. Following the Jarden Acquisition, Newell Rubbermaid was renamed Newell Brands Inc.

During the 2015 Reporting Period, Jarden was a publicly-traded company listed on The New York Stock Exchange and was obligated to provide a specialized disclosure report with respect to its conflict minerals. Accordingly, Newell Brands is providing separate Conflicts Mineral Reports for Newell Brands and Jarden. The Conflict Minerals Report filed as Exhibit 1.01(a) hereto, relates solely to the operations of Newell Brands for the fiscal year ended December 31, 2015. The Conflict Minerals Report filed as Exhibit 1.01(b) hereto, relates solely to the operations of Jarden for the fiscal year ended December 31, 2015.

This Form SD and the attached Conflict Minerals Reports are publicly available on the Newell Brands website at http://ir.newellbrands.com/investor-relations/sec-filings/default.aspx. The content on, or accessible through, any website referred to in this Form SD or the attached Conflict Minerals Reports is included for general information only and is not incorporated by reference in this Form SD or the attached Conflict Minerals Reports.

Item 1.02	Exhibits

The Conflict Minerals Reports as required by Item 1.01 are filed as Exhibits 1.01(a) and 1.01(b) to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01(a)	Newell Brands’ Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Exhibit 1.01(b)	Jarden’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NEWELL BRANDS INC.

/s/ Bradford R. Turner
Bradford R. Turner, Chief Legal Counsel and Corporate Secretary

Dated: May 27, 2016